Security Class	Stakeholder Name	# Shares	% Outstanding	% Fully Diluted
Common	Akhtar, Nasreen	40650	0.67	0.67
	Altrogge, Christoph	785	0.01	0.01
	Brazil, Jessie	25000	0.41	0.41
	Dodd, Matthew	6000	0.10	0.10
	Faldu, Kevin	105000	1.74	1.74
	FD Investment Trust	40000	0.66	0.66
	Fest, Christian	53000	0.88	0.88
	Fisk Telecom	33333	0.55	0.55
	GHORI, AATIRMOHAMMED A	6250	0.10	0.10
	Gordon, Stephen	35000	0.58	0.58
	Goya, Sofia	4230	0.07	0.07
	Greenberg, William	46390	0.77	0.77
	Hedtmann, Stefan	8666	0.14	0.14
	ISMAIL KAPADIA IRRV TR	59000	0.98	0.98
	Kapadia, Basir	251250	4.16	4.16
	Kapadia, Sajeda	50000	0.83	0.83
	Kapadia, Sajid	62000	1.03	1.03
	Kapadia, Sakil	25000	0.41	0.41
	Kapadia, Samir	90000	1.49	1.49
	Kapadia, Sohel	1937000	32.09	32.09
	Kathawala, Shakil	45000	0.75	0.75



Stakeholder	Award Type	Number	Shares	Vested	Unvested	Exercised	Outstanding
Common	Lotus Connect LLC	28260	0.47	0.47			
	Lowinger, Justine	20000	0.33	0.33			
	Maerki, Andreas	4000	0.07	0.07			
	MOHAMAD F KAPADIA IRRV TR	59000	0.98	0.98			
	Mohammed, Zabair	20000	0.33	0.33			
	Oluyadi, Bayaan	5000	0.08	0.08			
	Patel, Pradip	295455	4.89	4.89			
	Pathan, Firojkhan	28125	0.47	0.47			
	Pathan, Jibrankhan	12500	0.21	0.21			
	Pathan, Maksoodkhan	28125	0.47	0.47			
	Rahemanwala, Rukhaiyaben	39065	0.65	0.65			
	Red Mobile LLC	407500	6.75	6.75			
	Rissmann, Lars	187215	3.10	3.10			
	Seo, JunHyuk	49914	0.83	0.83			
	Shalhoub, Ronald A.	50000	0.83	0.83			
	Spiegel, Samuel	9000	0.15	0.15			
	Titan Advisory	15246	0.25	0.25			
	Tovar Aguilar, Jose Antonio	2500	0.04	0.04			
	Travis, Gregory Shawn	15000	0.25	0.25			
	Zege, Anna	1837000	30.43	30.43			



